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                                                                       EXHIBIT 2

                                             FOR ADDITIONAL INFORMATION CONTACT:
                                                  Johnny J. Blanchard
                                                  Chief Financial Officer
FOR IMMEDIATE RELEASE                             Alpha Technologies Group, Inc.
                                                  (281) 647-9689




                      ALPHA TECHNOLOGIES GROUP, INC. SELLS
            ITS HERMETIC CONNECTOR PRODUCT LINE FOR UP TO $2,500,000

                PROCEEDS FROM THE SALE OF THIS NON CORE BUSINESS
            WILL BE USED TO REDUCE DEBT AND INCREASE WORKING CAPITAL
               AS ALPHA CONTINUES TO FOCUS ON ITS CORE BUSINESSES


     Beverly Hills, CA, June 27, 1997--Alpha Technologies Group, Inc. ("Alpha" or the "Company") (Nasdaq:ATGI) announced that its subsidiary, Uni-Star Industries, Inc., has sold the business and assets of its hermetic connector business located in Cincinnati, Ohio, which operated under the trade name Connector Industries of America ("CIA"), for up to $2,500,000, consisting of $2,100,000, payable in cash, a contingent payment of up to $400,000 plus the assumption of certain payables and liabilities aggregating approximately $134,000. The Company expects to report an after tax gain of approximately $600,000 on the sale. Proceeds of the sale will be used primarily to reduce debt and increase working capital.

     CIA accounted for approximately $3.1 million of the $70.2 million of revenue reported by the Company in fiscal 1996 and $1.7 million of the $38.4 million reported for the first six months of fiscal 1997. CIA had $318,000 of pretax income in fiscal 1996 and $84,000 in the first six months of fiscal 1997. The Company reported a net loss of $299,000 for fiscal 1996 and a net loss of $2,097,000 for the six months ended April 27, 1997.

     "This is an important initial step in allowing Alpha to focus its resources on its core thermal management and connector businesses. Going forward all of our businesses are expected to meet stringent profitability and growth objectives," said President and Chief Executive Officer, Lawrence Butler.

     In a related development, Butler said that Uni-Star expects to eliminate approximately $700,000 in annual expenses by reducing the number of employees and taking other steps at its Malco division, which manufactures sub-systems and backplanes/midplanes in Colmar, Pennsylvania. The Company anticipates a one-time charge of approximately $140,000 in connection with this reduction. "We expect to increase profit margins at Malco by emphasizing design and final assembly and eliminating manufacturing activities that can be more efficiently provided by outside vendors," he explained.

     Butler continued, "Our goal is to remain in growth businesses in which we can earn sustainable profits. We will continue to explore all of our alternatives to achieve that goal and to enhance the value of Alpha."

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     Alpha, through its wholly-owned subsidiaries, Wakefield Engineering, Inc.
and Uni-Star Industries, Inc., designs, manufactures and sells thermal management products and connectors. The Company's thermal management products, principally heat sinks, which dissipate heat generated by electronic components, serve the microprocessor, computer, consumer electronics, transportation, power supply, aerospace and defense industries. The Company's sub-miniature, micro-miniature and ultra-miniature connector products and its backplane/midplane-type assemblies, the majority of which are custom manufactured to meet rigid specifications, serve the aerospace, automotive, communications, defense, factory automation, industrial controls, medical electronics, scientific/process instrumentation and test/measurement industries.

     In conjunction with the provisions of the new "Safe Harbor" section of the Private Securities Litigation Reform Act of 1995, this press release may contain forward-looking statements pertaining to future anticipated projected plans, performance and developments, as well as other statements relating to future operations. All such forward-looking statements are necessarily only estimates of future results and there can be no assurance that actual results will not materially differ from expectations. Further information on potential factors which could affect Alpha Technologies Group, Inc. are included in the Company's Form 10-Q and Form 10-K filed with the Securities and Exchange Commission.


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